

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 2-5-07


07050081

April 9, 2007

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4/9/07

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Re: General Motors Corporation
Incoming letter dated February 5, 2007

Dear Ms. Larin:

This is in response to your letter dated February 5, 2007 concerning the shareholder proposal submitted to General Motors by Carl Wright. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


APR 2 0 2007

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Carl Wright
420 East Woodland Ave.
Springfield, PA 19064

April 9, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 5, 2007

The proposal seeks shareholder approval for the restructuring of the company, consisting of numerous transactions.

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(c). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which General Motors relies.

Sincerely,



Rebekah J. Toton
Attorney-Adviser



General Motors Corporation
Legal Staff

Facsimile (313) 665-4979

Telephone (313) 665-4927

February 5, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing pursuant to paragraph (j) of Rule 14a-8 to omit the proposal received on December 29, 2006 from Carl Wright (Exhibit A) from the General Motors Corporation proxy materials for the 2007 Annual Meeting of Stockholders. Under the proposal the Board of Directors would seek stockholder approval of a number of actions, including the partial spin-off of OnStar Corporation, a subsidiary of GM; the sale of insurance operations that were not included in the sale of a majority interest in GMAC LLC; the partial spin-off of GM's Allison Transmission division; a cash "distribution" to stockholders of $6.00 per share; the partial spin-off of a newly formed real estate investment trust that would hold GM's headquarters real estate; the partial spin-off "in the form of tracking stock" of a newly formed GM Asia entity that would hold GM's assets in Asia including investments; and a share-for-share exchange of GM common stock prior to these restructuring activities for common stock in the post-restructuring corporation.

General Motors intends to omit the proposal under Rule 14a-8(f)(1), on the grounds that it is comprised of more than one proposal as prohibited under Rule 14a-8(c), and under Rule 14a-8(i)(7) on the grounds that most if not all of the proposals deal with the ordinary business of the Corporation.

<u>The submission is comprised of more than one proposal.</u>

Rule 14a-8(f)(1) requires a company to provide notice to a proponent of a procedural defect such as submitting more than one proposal; on January 5, 2007, we wrote to Mr. Wright noting that his "Restructuring Proposal" appeared to be seven independent proposals and asking that he revise his submission to include only one proposal (Exhibit B). We have not received any revisions to the proposal, which includes a number of spin-offs, sale of another business, a cash distribution, and a stock-for-stock exchange. Under the proposal, four different business operations of GM would be formed into separate companies; varying percentages of the equity interest in these companies then would be spun off to GM stockholders, to meet a variety of deadlines. The various elements of the submission are intended to be independent. The proposal states explicitly, "The failure of a portion of the proposal to not [sic] proceed due to legal, statutory or any other impediment, shall not be cause to impede the balance of the restructuring proposal or serve as reason to preclude the proposal from being included as a Shareholder Proposal in the 2007." Even the cash distribution does not seem to be related to the other proposals; the proposal to sell the retained GMAC insurance operations (which we have not been able to identify), which is the only step that would provide cash, states separately "Proceeds [of that sale] will be distributed to shareholders" and would be very unlikely to generate the amount required to pay $6.00 per share on the more than 500 million shares outstanding.

The Staff has consistently held that presenting substantially distinct components in the form of a single proposal should not insulate a proponent from the one-proposal standard of Rule 14a-8(c). The Staff has explained that a single proposal that includes several separate components does not constitute more than one proposal if the elements "are closely related and essential to a single well-defined unifying concept." Release No. 34-2312 (November 22, 1976). Even where the components relate to some central topic, however, proposals that contemplate a variety of loosely related actions can be excluded for violating Rule 14a-8(c). See, e.g., Torotel, Inc. (November 1, 2006); Compuware Corp. (July 3, 2003); Fotoball USA, Inc. (April 3, 2001). In Ford Motor Co. (April 4, 2003), a proposal that, like the current proposal, enumerated a number of steps to enhance shareholder value was treated as multiple proposals. The Staff has also held that proponents had submitted more than one proposal in instances where the proposal includes a number of actions related to the single topic of corporate governance, for example (see, e.g., Palatin Technologies, Inc. (October 1, 2003); Centra Software, Inc. (March 31, 2003)).

The components of the proposal in this case are not so closely related to comprise a single proposal. In its supporting statement, the proposal argues that the various elements comprising the "restructuring" will allow stockholders to realize the "hidden value of the underlying assets" of General Motors while permitting management to "focus its efforts on the core automotive business." Certain components such as the cash distribution and the share-for-share exchange seem unrelated to the purpose of enhancing stockholder value, however, while other actions like the partial spin-off of a subsidiary of GM's automotive manufacturing and sales operations in Asia appear contrary to the goal of focusing management attention on the core automotive business, given GM's public disclosures about its plans to expand its automotive business in Asia. Certainly the seven different elements listed in the proposal are not closely related and essential to a single well-defined unifying concept, as shown by the proposal's stipulation that each element should proceed regardless of whether the others are carried out.

The proposal deals with matters relating to GM's ordinary business operations.
The proposal would require a number of transactions that would result in the sale or partial spin-off of relatively small operations or assets such as OnStar Corporation, insurance operations outside GMAC, Allison Transmission division, and the headquarters property. None of these constitutes a material portion of the assets or a significant subsidiary (as defined under Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended) of General Motors. In determining whether a proposal may be excluded as ordinary business under Rule 14a-8(i)(7),

the Staff has considered proposals that direct the board or management to pursue an extraordinary transaction to be outside the realm of "ordinary business." AltiGen Communications, Inc. (November 16, 2006). For example, a proposal in First Charter Corporation (January 18, 2005) that would require the board to "explore strategic alternatives for maximizing shareholder value, including the sale of the Corporation" was considered excludable under Rule 14a-8(i)(7), while the proposal in Allegheny Valley Bancorp, Inc. (January 3, 2001) to hire an investment bank for the purpose of soliciting offers for the purchase of the bank's stock or assets was not excludable. In the current proposal, none of the proposed transactions could be considered extraordinary; none would be a major transaction that would require stockholder approval, for example. In the past several years, GM has sold complete or partial interests in many of its subsidiaries or other business operations as a matter of ordinary business.

The Staff has held that where "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions," there are grounds for omitting the proposal pursuant to Rule 14a-8(i)(7). See Fifth Third Bankcorp (January 17, 2007) (proposal to evaluate strategic alternatives to enhance shareholder value including but not limited to a merger or sale of the company); AltiGen Communications; Bristol-Myers Squibb Company (February 22, 2006); Telular Corporation (December 5, 2003). While we do not believe that any of the transactions required by the proposal would be extraordinary, we are even more certain that transactions such as selling the insurance operations received by GM from GMAC or transferring the headquarters building to a REIT and spinning off a portion to stockholders would not be extraordinary.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2007 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Carl Wright

To: A. Larin
S. Colby

Exhibit A

420 East Woodland Ave.
Springfield, PA 19064
610-543-4927
December 26, 2006

RECEIVED
DEC 29 2006
OFFICE OF SECRETARY
DETROIT

Secretary
General Motors Corporation
MC 482-C38-B71
300 Renaissance Center
P. O. Box 300
Detroit, Michigan 48265-3000
Fax 313-667-3166

Dear Secretary:

I am submitting the attached shareholder proposal for inclusion in the upcoming 2007 GM proxy statement. It is my intent to present, endorse and fully support the proposal at the GM Shareholder meeting. The proposal is being submitted, as instructed in the 2006 GM Proxy statement. I am presently a GM shareholder and intend to maintain the continuity of my ownership of GM shares.

Accordingly, I am exercising my right as a GM shareholder, per the parameters of the proxy instructions and the governing bylaws of the General Motors Corporation, to have the following proposal included in the 2007 GM proxy materials.

The attached proposal titled GM Restructuring Proposal should find widespread support among fellow shareholders.

Stockholder Proposal Regarding the Restructuring of General Motors:

"Resolved: Shareholders request that our Board of Directors seek shareholder approval for the restructuring of the General Motors Corporation.

The GM Restructuring Proposal is as follows:

- Onstar Communications will be separated into a stand-alone publicly traded company, 40% will be spun out to shareholders.

- GMAC's Insurance operations that *have not been included* in the partial sale of GMAC will be separated from GMAC. The insurance operations will be sold in lieu of equity in another publicly traded insurance company. Proceeds will be distributed to shareholders. GMAC will continue to market insurance products, garnering commission equivalents.

- The Allison Transmission (ATC) unit is to be separated from General Motors. The Allison Transmission Unit will become a publicly listed company, 30% of the shares will be spun out to shareholders.

- A distribution of cash, not a dividend, in the amount of $6 per share will be distributed to shareholders from GM's cash position.

- The GM Real Estate Investment Trust (GMREIT) is to be formed. The Renaissance Center office complex will be placed in the GMREIT. The trust will become a publicly listed entity, 40% of GMREIT will be spun out to shareholders.

- GM Asia will be formed and listed as a new publicly traded company. The Asian assets and liabilities including investments in subsidiaries with automotive manufacturing and sales operations in China, South Korea, Thailand and Japan will be placed in the new company (GMA). 20% of the new company will be partially spun out to existing shareholders in the form of a tracking stock. The tracking stock can be used to acquire competitors and consolidate market share within China and the balance of the Asian market.

- GM Shareholders will receive one share of GM common stock post restructuring for each share held prior to the restructuring.

The restructuring is to be completed within one year following shareholder approval; the cash distribution is to be paid within 3 months following shareholder approval; the GMREIT shares will be spun out to shareholders within 6 months of the shareholder approval of the restructuring. The Board of Directors and Management will strive to achieve the greatest value for the factoring, mortgage and insurance assets; avoiding taxation to shareholders through the pursuit of tax fee distribution approvals from the IRS.

The failure of a portion of the proposal to not proceed due to legal, statutory or any other impediment, shall not be cause to impede the balance of the restructuring proposal or serve as reason to preclude the proposal from being included as a Shareholder Proposal in the 2007 proxy.

The restructuring will allow shareholders the opportunity to realize the hidden value of the underlying assets of The General Motors Corporation. The adoption of the proposal would substantially increase shareholder value while allowing management the opportunity to focus its efforts on the core automotive business.

I urge shareholders to **VOTE YES FOR THE GM RESTRUCTURING PROPOSAL."**

If you have any questions, please contact me in writing.

Sincerely,



Carl Wright

Reg. and cert. mail

Via fed exp
Exhibit B
1/10



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

January 5, 2007

BY FEDERAL EXPRESS
Carl Wright
420 East Woodland Ave.
Springfield, Pennsylvania 19064

Dear Mr. Wright:

General Motors has received your letter dated December 26, 2006 submitting a stockholder proposal for the 2006 Annual Meeting of Stockholders.

According to GM's transfer agent, you are not a record owner of GM stock, so that we are not able to confirm your stock ownership. Please provide us with evidence that your stock ownership satisfies the requirements set forth in Subsection (1) of Question 2 of Rule 14a-8 (a copy of which is enclosed for your information). Subsections (2)(i) and (ii) of Question 2 describe the types of evidence that would be acceptable:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have have filed one of those documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement;

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

In addition, please note that Question 3 states that a stockholder may submit only one proposal to a company for a particular annual meeting of stockholders. It appears that the "Restructuring Proposal" that you submitted is actually seven independent proposals, describing actions that are independent of one another. Please revise your submission to include only one proposal.

As stated in Question 6(1) of the enclosed Rule, you must send your revised proposal and the evidence of your stock ownership no later than 14 days after you receive this letter.

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

END